Exhibit 4.4

RIGHTS AGREEMENT

This Rights Agreement (this “Agreement”) is made as of ______, 2021 between Clover Leaf Capital Corp., a Delaware corporation (the “Company”), and Continental Stock Transfer & Trust Company, a limited purpose trust company, with offices at 1 State Street, New York, New York 10004 (the “Right Agent”).

WHEREAS, the Company has received a firm commitment from Maxim Group LLC (the “Representative”), as representative of the several underwriters, to purchase up to an aggregate of 14,375,000 units, each unit (“Unit”) comprised of one share of common stock of the Company, par value $.0001 (the “Common Stock”), one-right (a “Public Detachable Right”) to receive one-twentieth (1/20) of a share of Class A Common Stock upon the consummation of the Company’s initial business combination and a contingent right (a “Contingent Right”) to receive at least one-fifteenth (1/15) of a share of Class A Common Stock upon the happening of the triggering event described in the Company’s Registration Statement (as defined below),  and in connection therewith, will issue and deliver up to an aggregate of 14,375,000 Detachable Rights upon consummation of such public offering, 1,875,000 of which are attributable to the over-allotment option (“Public Offering”);

WHEREAS, simultaneously with the consummation of the Public Offering, the Company will issue and deliver to the Representative and Yntegra Capital Investments, LLC (the “Sponsor”), respectively, up to 550,875 private placement units (the “Sponsor Private Placement Units”) and up to 71,875 private placement units (the “Maxim Private Placement Units,” together with the Sponsor Private Placement Units, the “Private Placement Units”), each Private Placement Unit consisting (i) one share of Class A Common Stock, (ii) one Detachable Right, and (iii) a Contingent Right, in a private placement transaction occurring simultaneously with the closing of the Public Offering, and in connection therewith, will issue and deliver up to an aggregate of 622,750 Detachable Rights underlying the Private Placement Units (the “Private Detachable Rights”);

WHEREAS, the Company has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-1, File No. 333-255111 (“Registration Statement”), for the registration, under the Securities Act of 1933, as amended (“Act”) of, among other securities, the Public Detachable Rights and the Common Stock issuable to the holders of the Public Detachable Rights;

WHEREAS, the Company desires the Right Agent to act on behalf of the Company, and the Right Agent is willing to so act, in connection with the issuance, registration, transfer and exchange of the Detachable Rights;

WHEREAS, the Company desires to provide for the form and provisions of the Detachable Rights, the terms upon which they shall be issued, and the respective rights, limitation of rights, and immunities of the Company, the Right Agent, and the holders of the Detachable Rights; and

WHEREAS, all acts and things have been done and performed which are necessary to make the Detachable Rights, when executed on behalf of the Company and countersigned by or on behalf of the Right Agent, as provided herein, the valid, binding and legal obligations of the Company, and to authorize the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

1.	Appointment of Right Agent. The Company hereby appoints the Right Agent to act as agent for the Company for the Detachable Rights, and the Right Agent hereby accepts such appointment and agrees to perform the same in accordance with the terms and conditions set forth in this Agreement.

2.	Detachable Rights.

2.1.	Form of Detachable Right. Each Detachable Right shall be issued in registered or book entry form, as requested by the Company or the holder of a Detachable Right. Any Detachable Rights issued in registered form shall be in substantially the form of Exhibit A hereto, the provisions of which are incorporated herein and shall be signed by, or bear the facsimile signature of, the Chairman of the Board or Chief Executive Officer and Treasurer, Secretary or Assistant Secretary of the Company and shall bear a facsimile of the Company’s seal, if any. In the event the person whose facsimile signature has been placed upon any Detachable Right shall have ceased to serve in the capacity in which such person signed the Detachable Right before such Detachable Right is issued, it may be issued with the same effect as if he or she had not ceased to be such at the date of issuance.

2.2.	Effect of Countersignature. Unless and until countersigned by the Right Agent pursuant to this Agreement, a registered Detachable Right shall be invalid and of no effect and may not be exchanged for Common Stock.

2.3.	Registration.

2.3.1.	Right Register. The Right Agent shall maintain books (“Right Register”) for the registration of original issuance and the registration of transfer of the Detachable Rights. Upon the initial issuance of the Detachable Rights, the Right Agent shall issue and register the Detachable Rights in the names of the respective holders thereof in such denominations and otherwise in accordance with instructions delivered to the Right Agent by the Company.

2.3.2.	Registered Holder. Prior to due presentment for registration of transfer of any Detachable Right, the Company and the Right Agent may deem and treat the person in whose name such Detachable Right shall be registered upon the Right Register (“registered holder”) as the absolute owner of such Detachable Right and of each Detachable Right represented thereby (notwithstanding any notation of ownership or other writing on the Right Certificate made by anyone other than the Company or the Right Agent), for the purpose of the exchange thereof, and for all other purposes, and neither the Company nor the Right Agent shall be affected by any notice to the contrary.

2.4.	Detachability of Rights. The securities comprising the Units, including the Detachable Rights, will not be separately transferable until the fifty-second (52nd) day after the date hereof unless the Representative informs the Company and the Right Agent of its decision to allow earlier separate trading, but in no event will separate trading of the securities comprising the Units begin until (i) the Company files a Current Report on Form 8-K which includes an audited balance sheet reflecting the receipt by the Company of the gross proceeds of the Public Offering including the proceeds received by the Company from the exercise of the over-allotment option, if the over-allotment option is exercised on the date hereof, and (ii) the Company issues a press release and files a Current Report on Form 8-K announcing when such separate trading shall begin.

3.	Terms and Exchange of Rights.

3.1.	Rights. Each Detachable Right shall entitle the holder thereof to receive one-twentieth of one share of Common Stock upon the happening of the Exchange Event (described below). No additional consideration shall be paid by a holder of Detachable Rights in order to receive his, her or its shares of Common Stock upon the Exchange Event as the purchase price for such shares of Common Stock has been included in the purchase price for the Units. In no event will the Company be required to net cash settle the Detachable Rights or issue fractional shares of Common Stock. The provisions of this Section 3.1 may not be modified, amended or deleted without the prior written consent of the Representative.

3.2.	Exchange Event. The Exchange Event shall be the Company’s consummation of an initial Business Combination (as defined in the Company’s Amended and Restated Certificate of Incorporation).

3.3.	Exchange of Rights.

3.3.1.	Issuance of Certificates. As soon as practicable upon the occurrence of the Exchange Event, the Company shall direct holders of the Detachable Rights to return their Rights Certificates to the Right Agent. If the Company is not the surviving entity in a Business Combination, the holder of Detachable Rights must affirmatively elect to such conversion. Upon receipt of a valid Rights Certificate, the Right Agent shall issue to the registered holder of such Right(s) a certificate or certificates for the number of full shares of Common Stock to which he, she or it is entitled, registered in such name or names as may be directed by him, her or it. Notwithstanding the foregoing, or any provision contained in this Agreement to the contrary, in no event will the Company be required to net cash settle the Detachable Rights. The Company shall not issue fractional shares upon exchange of Detachable Rights. At the time of the Exchange Event, the Company will instruct the Right Agent to round up to the nearest whole share of Common Stock.

3.3.2.	Valid Issuance. All shares of Common Stock issued upon an Exchange Event in conformity with this Agreement shall be validly issued, fully paid and nonassessable.

3.3.3.	Date of Issuance. Each person in whose name any such certificate for shares of Common Stock is issued shall for all purposes be deemed to have become the holder of record of such shares on the date of the Exchange Event, irrespective of the date of delivery of such certificate.

3.3.4.	Company Not Surviving Following Exchange Event. If the Exchange Event results in the Company not continuing as a publicly held reporting entity, the definitive agreement will provide for the holders of Rights to receive the same per share consideration as the holders of the Common Stock will receive in with the Exchange Event, for the number of shares such holder is entitled to pursuant to Section 3.1 above.

3.4.	Duration of Rights. If an Exchange Event does not occur within the time period set forth in the Company’s Amended and Restated Certificate of Incorporation, as the same may be amended from time to time, the Detachable Rights shall expire and shall be worthless.

4.	Transfer and Exchange of Detachable Rights.

4.1.	Registration of Transfer. The Right Agent shall register the transfer, from time to time, of any outstanding Detachable Right upon the Right Register, upon surrender of such Right for transfer, properly endorsed with signatures properly guaranteed and accompanied by appropriate instructions for transfer. Upon any such transfer, a new Detachable Right representing an equal aggregate number of Rights shall be issued and the old Detachable Right shall be cancelled by the Right Agent.

4.2.	Procedure for Surrender of Detachable Rights. Detachable Rights may be surrendered to the Right Agent, together with a written request for exchange or transfer, and thereupon the Right Agent shall issue in exchange therefor one or more new Detachable Rights as requested by the registered holder of the Detachable Rights so surrendered, representing an equal aggregate number of Detachable Rights; provided, however, that in the event that a Detachable Right surrendered for transfer bears a restrictive legend, the Right Agent shall not cancel such Detachable Right and issue new Rights in exchange therefor until the Right Agent has received an opinion of counsel for the Company stating that such transfer may be made and indicating whether the new Detachable Rights must also bear a restrictive legend.

4.3.	Fractional Rights. The Right Agent shall not be required to effect any registration of transfer or exchange which will result in the issuance of a Right Certificate for a fraction of a Detachable Right.

4.4.	Service Charges. There shall be a reasonable service charge paid to the Right Agent for any exchange or registration of transfer of Detachable Rights.

4.5.	Right Execution and Countersignature. The Right Agent is hereby authorized to countersign and to deliver, in accordance with the terms of this Agreement, the Detachable Rights required to be issued pursuant to the provisions of this Section 4, and the Company, whenever required by the Right Agent, will supply the Right Agent with Detachable Rights duly executed on behalf of the Company for such purpose.

5.	Other Provisions Relating to Rights of Holders of Detachable Rights.

5.1.	No Rights as Shareholder. Until exchange of a Detachable Right for shares of Common Stock as provided for herein, a Detachable Right does not entitle the registered holder thereof to any of the rights of a shareholder of the Company, including, without limitation, the right to receive dividends, or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as shareholders in respect of the meetings of shareholders or the election of directors of the Company or any other matter.

5.2.	Lost, Stolen, Mutilated, or Destroyed Rights. If any Detachable Right is lost, stolen, mutilated, or destroyed, the Company and the Right Agent may on such terms as to indemnity or otherwise as they may in their discretion impose (which shall, in the case of a mutilated Detachable Right, include the surrender thereof), issue a new Detachable Right of like denomination, tenor, and date as the Detachable Right so lost, stolen, mutilated, or destroyed. Any such new Detachable Right shall constitute a substitute contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Detachable Right shall be at any time enforceable by anyone.

5.3.	Reservation of Common Stock. The Company shall at all times reserve and keep available a number of its authorized but unissued shares of Common Stock that will be sufficient to permit the exchange of all outstanding Detachable Rights issued pursuant to this Agreement.

6.	Concerning the Right Agent and Other Matters.

6.1.	Payment of Taxes. The Company will from time to time promptly pay all taxes and charges that may be imposed upon the Company or the Right Agent in respect of the issuance or delivery of shares of Common Stock upon the exchange of Detachable Rights, but the Company shall not be obligated to pay any transfer taxes in respect of the Detachable Rights or such shares.

6.2.	Resignation, Consolidation, or Merger of Right Agent.

6.2.1.	Appointment of Successor Right Agent. The Right Agent, or any successor to it hereafter appointed, may resign its duties and be discharged from all further duties and liabilities hereunder after giving [sixty (60) days’ notice] in writing to the Company. If the office of the Right Agent becomes vacant by resignation or incapacity to act or otherwise, the Company shall appoint in writing a successor Right Agent in place of the Right Agent. If the Company shall fail to make such appointment within a period of 30 days after it has been notified in writing of such resignation or incapacity by the Right Agent or by the holder of the Detachable Right (who shall, with such notice, submit his, her or its Detachable Right for inspection by the Company), then the holder of any Detachable Right may apply to the Supreme Court of the State of New York for the County of New York for the appointment of a successor Right Agent at the Company’s cost. Any successor Right Agent, whether appointed by the Company or by such court, shall be a corporation organized and existing under the laws of the State of New York, in good standing and having its principal office in the Borough of Manhattan, City and State of New York, and authorized under such laws to exercise corporate trust powers and subject to supervision or examination by federal or state authority. After appointment, any successor Right Agent shall be vested with all the authority, powers, rights, immunities, duties, and obligations of its predecessor Right Agent with like effect as if originally named as Right Agent hereunder, without any further act or deed; but if for any reason it becomes necessary or appropriate, the predecessor Right Agent shall execute and deliver, at the expense of the Company, an instrument transferring to such successor Right Agent all the authority, powers, and rights of such predecessor Right Agent hereunder; and upon request of any successor Right Agent the Company shall make, execute, acknowledge, and deliver any and all instruments in writing for more fully and effectually vesting in and confirming to such successor Right Agent all such authority, powers, rights, immunities, duties, and obligations.

6.2.2.	Notice of Successor Right Agent. In the event a successor Right Agent shall be appointed, the Company shall give notice thereof to the predecessor Right Agent and the transfer agent for the shares of Common Stock not later than the effective date of any such appointment.

6.2.3.	Merger or Consolidation of Right Agent. Any corporation into which the Right Agent may be merged or with which it may be consolidated or any corporation resulting from any merger or consolidation to which the Right Agent shall be a party shall be the successor Right Agent under this Agreement without any further act.

6.3.	Fees and Expenses of Right Agent.

6.3.1.	Remuneration. The Company agrees to pay the Right Agent reasonable remuneration for its services as such Right Agent hereunder and will reimburse the Right Agent upon demand for all expenditures that the Right Agent may reasonably incur in the execution of its duties hereunder.

6.3.2.	Further Assurances. The Company agrees to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required by the Right Agent for the carrying out or performing of the provisions of this Agreement.

6.4.	Liability of Right Agent.

6.4.1.	Reliance on Company Statement. Whenever in the performance of its duties under this Agreement, the Right Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a statement signed by the Chief Executive Officer or Chief Financial Officer and delivered to the Right Agent. The Right Agent may rely upon such statement for any action taken or suffered in good faith by it pursuant to the provisions of this Agreement.

6.4.2.	Indemnity. The Right Agent shall be liable hereunder only for its own gross negligence, willful misconduct or bad faith. The Company agrees to indemnify the Right Agent and save it harmless against any and all liabilities, including judgments, costs and reasonable counsel fees, for anything done or omitted by the Right Agent in the execution of this Agreement except as a result of the Right Agent’s gross negligence, willful misconduct, or bad faith.

6.4.3.	Exclusions. The Right Agent shall have no responsibility with respect to the validity of this Agreement or with respect to the validity or execution of any Detachable Right (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Detachable Right; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any shares of Common Stock to be issued pursuant to this Agreement or any Detachable Right or as to whether any shares of Common Stock will, when issued, be valid and fully paid and nonassessable.

6.5.	Acceptance of Agency. The Right Agent hereby accepts the agency established by this Agreement and agrees to perform the same upon the terms and conditions herein set forth.

6.6.	Waiver. The Right Agent hereby waives any right of set-off or any other right, title, interest or claim of any kind (“Claim”) in, or to any distribution of, the Trust Account (as defined in that certain Investment Management Trust Agreement, dated as of the date hereof, by and between the Company and the Right Agent as trustee thereunder) and hereby agrees not to seek recourse, reimbursement, payment or satisfaction for any Claim against the Trust Account for any reason whatsoever.

7.	Miscellaneous Provisions.

7.1.	Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Right Agent shall bind and inure to the benefit of their respective successors and assigns.

7.2.	Notices. Any notice, statement or demand authorized by this Agreement to be given or made by the Right Agent or by the holder of any Detachable Right to or on the Company shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Company with the Right Agent), as follows:

Clover Leaf Capital Corp. c/o Yntegra Capital Investments, LLC 1450 Brickell Avenue, Suite 2520 Miami, FL 33131 Attn: Felipe MacLean

Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Right or by the Company to or on the Right Agent shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Right Agent with the Company), as follows:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, NY 10004
Attn: Administration Department

and

Ellenoff Grossman & Schole LLP
1345 Park Avenue
New York, New York 10105
Attn: Barry Grossman, Esq.

Telephone: (212) 370-1300

and

Maxim Group LLC
405 Lexington Avenue

New York, New York 10174
Attn: Clifford A. Teller, Executive Managing Director

and

Loeb & Loeb LLP
35 Park Avenue
New York, New York 10154
Attn.: Mitchell S. Nussbaum, Esq.

Telephone: (212) 407-4000

7.3.	Applicable Law; Exclusive Forum. The validity, interpretation, and performance of this Agreement and of the Detachable Rights shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, (i) the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum, and (ii) unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the full extent permitted by law, be the exclusive form for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring any interest in the Detachable Rights shall be deemed to have notice of and to have consented to the forum provisions in this Section 7.3. If any action, the subject matter of which is within the scope the forum provisions above, is filed in a court other than a court located within the State of New York or the United States District Court for the Southern District of New York (a “Foreign Action”) in the name of any Detachable Rights holder, such Detachable Rights holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of New York or the United States District Court for the Southern District of New York in connection with any action brought in any such court to enforce the forum provisions (an “Enforcement Action”), and (y) having service of process made upon such warrant holder in any Enforcement Action by service upon such warrant holder’s counsel in the Foreign Action as agent for such warrant holder.

7.4.	Persons Having Rights under this Agreement. Nothing in this Agreement expressed and nothing that may be implied from any of the provisions hereof is intended, or shall be construed, to confer upon, or give to, any person or corporation other than the parties hereto and the registered holders of the Detachable Rights and, for the purposes of Sections 3.1, 7.4 and 7.8 hereof, the Representative, any right, remedy, or claim under or by reason of this Agreement or of any covenant, condition, stipulation, promise, or agreement hereof. The Representative shall be deemed to be a third-party beneficiary of this Agreement with respect to Sections 3.1, 7.4 and 7.8 hereof. All covenants, conditions, stipulations, promises, and agreements contained in this Agreement shall be for the sole and exclusive benefit of the parties hereto (and the Representative with respect to Sections 3.1, 7.4 and 7.8 hereof) and their successors and assigns and of the registered holders of the Detachable Rights.

7.5.	Examination of this Agreement. A copy of this Agreement shall be available at all reasonable times at the office of the Right Agent in the County of Nassau County, State of New York, for inspection by the registered holder of any Detachable Right. The Right Agent may require any such holder to submit his, her or its Detachable Right for inspection by it.

7.6.	Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

7.7.	Effect of Headings. The Section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

7.8.	Amendments. This Agreement may be amended by the parties hereto without the consent of any registered holder for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained herein or adding or changing any other provisions with respect to matters or questions arising under this Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the registered holders. All other modifications or amendments shall require the written consent or vote of the registered holders of a majority of the then outstanding Rights. The provisions of this Section 7.8 may not be modified, amended or deleted without the prior written consent of the Representative.

7.9.	Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first above written.

CLOVER LEAF CAPITAL CORP.

By:
	Name:	Felipe MacLean
	Title:	Chief Executive Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:
Name:
Title:

[Signature page to Rights Agreement between Clover Leaf Capital Corp. and

Continental Stock Transfer & Trust Company]

EXHIBIT A

Form of Right